Exhibit 99.1
FREESEAS INC.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page Number

Condensed Consolidated Balance Sheets as of March 31, 2009 (unaudited) and December 31, 2008	F-2

Unaudited Condensed Consolidated Statements of Operations for the Three Months ended March 31, 2009 and 2008	F-3

Notes to Unaudited Condensed Consolidated Financial Statements	F-4 to F-15

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

		March 31, 2009	December 31, 2008
		(Unaudited)	(Audited)
	Notes
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,189	$3,378
Trade receivables, net		1,624	812
Insurance claims		9,525	17,807
Due from related party	11	1,703	1,634
Inventories		607	579
Back log assets	7	227	907
Restricted cash		2,483	1,095
Prepayments and other		799	972

Total current assets		$20,157	$27,184

Fixed assets, net	3	271,125	275,405
Deferred charges, net	4	3,361	3,772
Restricted cash		1,500	1,500

Total non-current assets		$275,986	$280,677

Total assets		$296,143	$307,861

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable		$9,813	$10,916
Accrued liabilities	5	1,216	11,347
Due to related party	11	0	12
Unearned revenue	6	1,956	1,320
Financial instruments — current portion	8	708	473
Deferred revenue — current portion	7	77	0
Bank loans — current portion	9	23,300	26,700

Total current liabilities		$37,070	$50,768

Financial instruments — net of current portion	8	1,043	1,337
Deferred revenue — net of current portion	7	1,425	1,251
Bank loans — net of current portion	9	129,550	133,650

Total long term liabilities		$132,018	$136,238

Commitments and Contingencies	10
SHAREHOLDERS’ EQUITY:	14
Common stock		21	21
Additional paid-in capital		110,325	110,322
Retained earnings		16,709	10,512
Total shareholders’ equity		$127,055	$120,855

Total liabilities and shareholders’ equity		$296,143	$307,861

The accompanying notes are an integral part of these condensed financial statements

FREESEAS INC.
CONDENSED UNAUDITED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	For three months ended
	March 31, 2009	March 31, 2008
	(Unaudited)	(Unaudited)
OPERATING REVENUES	$17,556	$8,641

OPERATING EXPENSES:
Vessel operating expenses	(3,479)	(3,257)
Voyage expenses	(159)	(89)
Depreciation expense	(4,280)	(2,015)
Amortization of deferred charges	(281)	(102)
Management fees to a related party	(415)	(485)
Commissions	(947)	(460)
Stock-based compensation expense	(3)	(27)
General and administrative expenses	(712)	(545)
Bad debt	0	0
Gain on sale of vessel	0	0

Income from operations	$7,280	$1,661

OTHER INCOME (EXPENSE):
Interest and finance costs	$(1,232)	$(916)
Change in derivatives fair value	57	(702)
Interest income	14	284
Other	78	(44)

Other (expense)	$(1,083)	$(1,378)

Net income	$6,197	$283

Basic earnings per share	$0.29	$0.01
Diluted earnings per share	$0.29	$0.01
Basic weighted average number of shares	21,171,329	20,743,456
Diluted weighted average number of shares	21,171,329	21,012,924
The accompanying notes are an integral part of these condensed financial statements

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

1. Interim Financial Statements
The accompanying interim unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. required to be consolidated in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship-owning companies. Hereinafter, the consolidated companies referred below will be referred to as “FreeSeas,” “the Group” or “the Company.”
During the three-month period ended March 31, 2009, the Group owned and operated seven Handysize dry bulk carriers and two Handymax dry bulk carriers. Free Bulkers S.A., a Marshall Islands company (“Free Bulkers”), which manages the vessels, is a company owned by the chief executive officer of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below:
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
Adventure Five S.A.
Adventure Six S.A.
Adventure Seven S.A.
Adventure Eight S.A.
Adventure Nine S.A.
Adventure Ten S.A.
Adventure Eleven S.A.

Vessel Name	Owning Company	Type	Dwt	Built	Date of Acquisition
M/V Free Destiny	Adventure Two S.A.	Handysize	25,240	1982	4-Aug-04
M/V Free Envoy	Adventure Three S.A.	Handysize	26,318	1984	29-Sep-04
M/V Free Fighter	Adventure Four S.A.	Handysize	38,905	1982	SOLD
M/V Free Goddess	Adventure Five S.A.	Handysize	22,051	1995	30-Oct-07
M/V Free Hero	Adventure Six S.A.	Handysize	24,318	1995	3-Jul-07
M/V Free Knight	Adventure Seven S.A.	Handysize	24,111	1998	19-Mar-08
M/V Free Jupiter	Adventure Eight S.A.	Handymax	47,777	2002	5-Sep-07
M/V Free Impala	Adventure Nine S.A.	Handysize	24,111	1997	2-Apr-08
M/V Free Lady	Adventure Ten S.A.	Handymax	50,246	2003	7-Jul-08
The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP, for financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2009 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

The consolidated balance sheet as of December 31, 2008 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements
2. Recent Accounting Pronouncements
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. The adoption of SFAS No. 160 did not have any impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of SFAS No. 161 did not have any effect on the financial condition, results of operations or liquidity of the Company.
In April 2008, FASB issued FASB FSP No. 142-3 “Determination of the useful life of intangible assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (R), “Business Combinations,” and other U.S. GAAP. This FSP will be effective for FreeSeas for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP No. 142-3 did not have any effect on the consolidated financial statements of FreeSeas.
In October 2008, the FASB issued FSP No. 157-3, which clarifies the application of SFAS No. 157 “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections,” paragraph 19). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP No. 157-3 did not have a material effect on the consolidated financial statements of FreeSeas.
3. Fixed Assets, Net

		Accumulated
	Vessel Cost	depreciation	Net book value
December 31, 2008	$298,514	$(23,109)	$275,405
Depreciation three month period		(4,280)	(4,280)

March 31, 2009	$298,514	$(27,389)	$271,125

During the three months ended March 31, 2009, the Group has not acquired any vessels in comparison to the first three months of 2008 during which the Group purchased the M/V Free Knight on March 19, 2008, for a cash purchase price of $39,250 and related purchase costs of $400.
4. Deferred Charges, Net

	Dry-docking	Special survey		Financing
	costs	costs	Total	costs
December 31, 2008	$706	$2,117	$2,823	$949
Additions	0	0	0	0
Written-off	0	0	0	0
Amortization	(80)	(201)	(281)	(130)

March 31, 2009	$626	$1,916	$2,542	$819

For the three month period ended March 31, 2009, the amortization of vessels’ dry-docking and special survey costs was $281 compared to $102 during the same period of 2008. The amortization of financing costs was $130 and $57, respectively, during the same periods of 2009 and 2008. During the three month period ended March 31, 2009, deferred dry-docking and special survey costs incurred were $80 and $201, respectively, and the corresponding three month period ended on March 31, 2008 the amount for the deferred dry-docking and special survey costs incurred were $52 and $50, respectively.
5. Accrued Liabilities
     Accrued liabilities comprise the following amounts:

	March 31, 2009	December 31, 2008
Accrued interest	$623	$1,386
Accrued insurance and related liabilities	309	9,556
Accrued financial advisory costs	108	196
Other accrued liabilities	176	209

Total	$1,216	$11,347

6. Unearned Revenue
Unearned revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.
7. Deferred Revenue / Back-Log Assets
The Company estimates the fair values of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter. The Company amortized $680 of the back log-asset during the three-month period ended March 31, 2009 included in the operating revenues in the statement of operations. There were no back-log assets during the first quarter 2008.

8. Derivatives at Fair Value
The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.
During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into two interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein were recognized in the balance sheets and statements of income, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements.
Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on a decreasing notional amount, standing at $11.4 million and $6.1 million as of March 31, 2009 at a fixed rate of 5.07% and 5.55%, respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swaps agreements assumed in 2009.
The above swaps do not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings.
The marking to market of the Company’s two interest rate swaps resulted in an unrealized gain of $57 and an unrealized loss of $702 for the three-month period ended March 31, 2009 and 2008, respectively.
Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods of measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP No. 157-2, The Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.

	Fair Value Measurements as of March 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs

Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$1,752,137	$—	$1,752,137	$—

Total	$1,752,137	$—	$1,752,137	$—
The Company’s derivative instruments are valued using pricing models that are used to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

9. Long-Term Bank Debt

		CREDIT
	NBU	SUISSE	FBB	Total
December 31, 2008	$53,850	$81,750	$24,750	$160,350
Additions	—	—	—	—
Payments	(4,250)	(2,500)	(750)	(7,500)

March 31, 2009	$49,600	$79,250	$24,000	$152,850

The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
On August 12, 2008, the Company amended the credit facility of January 21, 2008 with the Hollandsche Bank — Unie (“HBU”), and was granted a new credit facility of $34,600 from HBU in addition to the then-outstanding facility of $32,125. The breakdown of the facility amount of $66,725 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500; (ii) an unused overdraft facility II in the amount of $1,375, the availability of which will be reduced quarterly by $125 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000, which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250 of the rollover eight-year loan facility, the principal amount of which was $27,000. The $27,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.
As of March 31, 2009, the outstanding loan balances under the amended HBU facility amounts to $20,000 for the M/V Free Knight, $29,600 for the M/V Free Maverick and $nil for the M/V Free Destiny. The remaining undrawn availability as of March 31, 2009 amounted to $1,000.
In March 2009, we and HBU entered into a term sheet pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100 with a new 3.5 year facility which is payable as follows: 13 installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 3.00% above LIBOR, which will be increased by a “liquidity premium,” to be determined on August 1, 2009. The existing conditional HBU overdraft facility III amounting to $3,000 has been terminated upon the refinancing of the balloon payment in August 2009. In addition, HBU has amended the existing value to loan covenants to be set forth in the loan agreement that we and HBU will enter into in accordance with the term sheet. See “—Loan Agreement Covenants and Waivers.”
During 2008 Credit Suisse has provided us with a $91,000 rollover loan facility in two tranches; (i) Tranche A of $48,700, for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter, which replaced previous financings of $68,000 by HSH Nordbank under its senior loan and by BTMU Capital Corporation under its original $21,500 junior loan; and (ii) Tranche B of $42,300 for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. As of March 31, 2009, the aggregate amount outstanding under the Credit Suisse facility is $79,250. On March 23, 2009, in connection with the waiver of certain loan covenants, Credit Suisse increased the interest payable from March 23, 2009 to March 31, 2010 to 2.25% above LIBOR.
On April 2008 we have obtained a loan of $26,250 from First Business Bank S.A. of Greece (“FBB”) to partially finance the acquisition of the M/V Free Impala, which as of March 31, 2009 had an outstanding balance of $24,000. On March 17, 2009, in connection with the waiver of certain loan covenants, FBB increased the interest payment to 2.00% above LIBOR.
All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 3.00%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits and minimum market values. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flag without the lender’s consent, and distributing earnings only in case of default under any credit agreement.
The weighted average interest rate for the three months ended March 31, 2009 was 2.2%. Interest expense incurred under the above loan agreements amounted to $833 and $640 for the three months ended March 31, 2009 and 2008, respectively.

Loan Agreement Covenants and Waivers
Our loan agreements contain various financial covenants that require us to, among other things:
     • maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 130% to 147%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral within a specified period of time to cover the amount of the shortfall or prepay a portion of the outstanding loan such that the value to loan ratio is within the required ratio;
     • maintain minimum cash balances per mortgaged vessel;
     • the leverage ratio of the corporate guarantor will not at any time exceed 68%;
     • maintain the ratio of EBITDA, which is the Company’s consolidated pre-tax profits before interest, taxes, depreciation and amortization, over Net Interest Expenses, which is the interest paid net of any interest rate hedge agreements at greater than 3x;
     • maintain corporate liquidity, also known as available cash, to at least $3,000;
If we are not in compliance with the covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.
We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. Any declines in the market value of our vessels and in the dry bulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
As of March 31, 2009, we have obtained the following waivers:
On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR.
On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100 loan, and will be as follows:
     • 100% commencing July 1, 2010
     • 110% commencing July 1, 2011
     • 120% commencing July 1, 2012
     • 125% commencing December 31, 2012
In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%.
On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, we have agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.

Based upon receipt of the waivers described above, all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months.
The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of March 31, 2009:

	Long-term debt repayment due by period
					More than
	Total	Up to 1 year	1 – 3 years	3 – 5 years	5 years
HBU	$49,600	$7,300	$10,800	$26,500	$5,000
CREDIT SUISSE	79,250	13,000	16,000	16,000	34,250
FBB	24,000	3,000	6,000	6,000	9,000

As of March 31, 2009	$152,850	$23,300	$32,800	$48,500	$48,250

10. Commitments and Contingencies
Agreement with Financial Advisor
FreeSeas entered into an agreement with a financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the merger (the “Transaction”) with Trinity Partners Acquisition Co., Inc. (“Trinity”) (December 15, 2005) and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor provided certain financial and consulting services and advice, for which the Company paid $400, payable in amounts equal to 5% of each $1,000 received by FreeSeas from the exercise of FreeSeas warrants. The amount outstanding in Accrued Liabilities (see Note 6) as of March 31, 2009 is $8.
Shares, Warrants and Options Committed to HCFP Brenner Securities LLC
In connection with Trinity’s initial public offering (the “IPO”), HCFP Brenner Securities LLC (“HCFP”) was paid a fee of $75, and received 7,500 shares of common stock and five-year warrants to purchase 15,000 shares of common stock at $5.00 per share. Trinity paid HCFP $75 at the closing of the Transaction and FreeSeas issued HCFP the shares and warrants referred to previously in accordance with the terms of the Transaction.
Upon the consummation of the Transaction on December 16, 2005, FreeSeas assumed Trinity’s obligations under a purchase option sold to HCFP. Under that purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consists of two shares of FreeSeas’ common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consists of two shares of FreeSeas’ common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units is $5.50 per share. The purchase option expires on July 29, 2009.
In addition, FreeSeas has assumed an obligation to pay HCFP a fee equal to 5% of the warrant price for the solicitation of the exercise of FreeSeas warrants by HCFP under certain circumstances. The amount paid during the three-month period ended March 31, 2009 was $ nil. There were no amounts paid during the same period in 2008.
Warrants and Options
In connection with Trinity’s IPO, Trinity issued two classes of warrants, Class W warrants and Class Z warrants. Pursuant to the Transaction, the warrant holders’ rights to purchase Trinity common stock have been converted into rights to purchase FreeSeas common stock. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption. FreeSeas may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $0.05 per warrant at any time upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the last sale price of FreeSeas’ common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any 20 trading days within a 30-trading-day period ending three business days before FreeSeas sends the notice of redemption.

During the three-month period ended March 31, 2009, no warrants were exercised. For the same three-month period in 2008, no warrants were exercised. As of March 31, 2009 and 2008, there were 2,441,271 and 2,569,144, respectively, of Class W and Class Z warrants outstanding in the aggregate.
The Company has also granted 200,000 Class A warrants and options to purchase 420,000 shares of common stock to its executives. During the three-month period ended March 31, 2009 no Class A warrants and options were exercised.
Claims
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.
On September 21, 2007, the vessel M/V Free Jupiter ran aground off the coast of the Philippines. The Company worked in consultation with insurance brokers and the salvage company, SMIT Singapore PTE Ltd., to address the incident. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, the Company entered into an agreement with the salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. Of the $9,500 settlement amount, the hull and machinery underwriters have agreed to pay $8,500 (and already disbursed $ 8,310) and the remaining $1,000 balance represents the amount which is expected to be recovered upon completion of the average adjustment and apportionment between insurers. As at March 31, 2009, the outstanding balance of the specific claim receivable amounts to $9,489. The Company believes that the amount of the claim will be received in full.
11. Related Party Transactions
Purchases of Services
All vessels listed in Note 1 (except the vessel sold, the M/V Free Fighter) receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly technical management fee of $15 (based on $1.30 per Euro). FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the commercial management of the fleet.
Commencing on January 1, 2008, an annual fee of $500 was paid to Free Bulkers quarterly as compensation for services related to FreeSeas’ accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures. On October 1, 2008, we entered into an amended and restated services agreement. In connection, with the amendment of the services agreement, Free Bulkers is also now responsible for executing and supervising all of our operations based on the strategy devised by the board of directors and subject to the approval of our board of directors. Free Bulkers is responsible, among other things, for with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services; advising our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels; and negotiating all borrowings, deposits and lending arrangements for us. In connection with Free Bulkers undertaking to provide additional services under the amended services agreement, the annual fee of $500 was increased to $1,200.

The expenses related to the technical management fee and the amended and restated services agreement from Free Bulkers are reflected in the accompanying condensed consolidated statement of operations as “Management and other fees to a related party.” The total amounts recognized for the three-month periods ended March 31, 2009 and 2008 amounted to $415 and $360 ($360 of management fees and $125 of accounting fees), respectively.
The balance due from or (to) related party as of March 31, 2009 and 2008 was $1,703 and $1,098, respectively. Amounts paid to related parties for office space during the three-month periods ended March 31, 2009 and 2008 were $ 34 and $45, respectively.
The loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala, which as of March 31, 2009 has an outstanding balance of $24,000, has been granted by FBB in which one of our major shareholders holds a substantial interest.
Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is associated with a ship-brokering company. Free Bulkers and Safbulk use such brokering company, from time to time, as one of the shipping brokers for our fleet. This shipping brokerage firm received commissions of approximately $14 during the three-month period ended March 31, 2009, which represents 1.5%, respectively, of the $947 of total commissions paid in the same period. This compares to $26 of commissions paid to this firm during the same period in 2008 which represent 5.65% of the $460 of total commissions paid in the same period.
12. Earnings Per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of the dilutive common shares outstanding does not include the 12,500 Series A and 65,000 Series B Unit options, for 150,000 shares and 260,000 shares, respectively, as their exercise price was greater than the average market price, and 170,000 options for common shares under the Company’s stock compensation plan of which 140,000 are vested as of March 31, 2009.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Three months ended
	March 31, 2009	March 31, 2008
Numerator:
Net income	$6,197	$283
Weighted average common shares outstanding	21,171,329	20,743,456
Diluted weighted average common shares outstanding	21,171,329	21,012,924

Dilutive potential common shares:
Options	0	22,313
Warrants	0	247,155

Dilutive effect	0	269,468

Earning per share:
Basic earnings per common share	$0.29	$0.01
Diluted earnings per common share	$0.29	$0.01
The potential proceeds to the Company of all exercisable options and warrants as of March 31, 2009 totaling 3,141,271 amounts to $16,814.

13. Stock-Based Compensation
FreeSeas’ 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005. An aggregate of 1,500,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00 per share, to its executive officers, which was subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vesting on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.
In December 2007, the Company’s Board of Directors granted 45,000 options to directors and 125,000 options to executives, of which 140,000 will vest in one year, 15,000 will vest in two years and 15,000 in three years, all at an exercise price of $8.25 per share.
Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities were the executive officers of FreeSeas. The terms of the warrants provided that these warrants become exercisable on the later of July 29, 2005, or consummation of the Transaction. The warrants otherwise expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share and expire on July 29, 2011. These warrants were exercisable immediately upon the closing of the Transaction.
As of March 31, 2009, the recognized stock-based compensation expense is $3. The total unrecognized compensation cost related to non vested option-based compensation arrangements granted under the Plan is $22. The cost is expected to be recognized over a weighted-average period of 2.25 years. No options were vested during the period ended March 31, 2009.
The Company’s stock-based compensation expense for the three-month periods ended March 31, 2009 and 2008 was $3 and $27, respectively.
Presented below is a table reflecting the activity in the options (including the warrants described above and referred hereto as “Options”) from January 1, 2006 through March 31, 2009:

December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	450,000	$5.00

Options granted to directors	45,000		45,000	$8.25
Options granted to officers	125,000		125,000	$8.25
Options forfeited	(165,000)		(165,000)	$5.00
Options cancelled	(335,000)		(335,000)	$5.00	(335,000)			$5.00
Options vested					85,000			$5.00

December 31, 2007	420,000	200,000	620,000	$5.83	250,000	200,000	450,000	$5.00

Options granted
Options vested					140,000		140,000	$8.25
Options exercised	(250,000)	(50,000)	(300,000)	$5.00	(250,000)	(50,000)	(300,000)	$5.00

December 31, 2008	170,000	150,000	320,000	$6.73	140,000	150,000	290,000	$6.57

Options granted
Options vested
Options exercised

March 31, 2009	170,000	150,000	320,000	$6.73	140,000	150,000	290,000	$6.57

The Company did not grant any stock options during the three-month period ended on March 31, 2009.
As of March 31, 2009, the 290,000 fully vested and exercisable options and warrants have no intrinsic value since the difference between the underlying stock’s price and the strike price is negative.

Stock-based compensation expense related to stock options recognized under SFAS No. 123(R) for the three-month periods ended March 31, 2009 and 2008 was $3 and $27, respectively. As of March 31, 2009 and 2008, total unrecognized compensation cost, net of estimated forfeitures, was $22 and $82, respectively. The unrecognized compensation cost is expected to be recognized over the next 1.73 years.
14. Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.
The authorized number of shares was increased to 45,000,000, of which 40,000,000 are common stock with a par value of $.001 per share and 5,000,000 are blank check preferred stock with a par value of $.001 per share.
On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity into FreeSeas. On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into FreeSeas. Upon the consummation of this Transaction and in accordance with the terms of the Transaction, Trinity shares, warrants and options were exchanged for the right to receive an equal number of FreeSeas shares, warrants and options.
Trinity had issued 100 shares of its common stock prior to its IPO. At Trinity’s IPO, 287,500 shares of common stock and 1,495,000 shares of Class B common stock were issued. Therefore, the additional common stock of FreeSeas that was issued to Trinity shareholders, in exchange for the Trinity shares, at the consummation of the Transaction was 1,782,600 shares of FreeSeas’ common stock.
Trinity shareholders also received 1,828,750 Class W warrants and 1,828,750 Class Z warrants of FreeSeas. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption.
Trinity entered into an agreement with HCFP pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of the Trinity’s common stock and 15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. On December 15, 2005, Trinity was merged with and into the Company and the Company has assumed Trinity’s obligation to HCFP. Further, the Company’s transfer agent issued the respective shares and warrants on August 21, 2006.
On August 7, 2007, the Company filed a Registration Statement on Form F-1 under the Securities Act in connection with a public offering of the Company’s common stock. On October 30, 2007, the Company completed the sale of 11,000,000 shares of common stock at $8.25 per share. Credit Suisse and Cantor Fitzgerald & Co. served as the joint book running managers and Oppenheimer & Co. and DVB Capital Markets served as the co-managers. On November 6, 2007, the underwriters exercised their over-allotment option to purchase an additional 1,650,000 shares of common stock at the price of $8.25 per share. Total net proceeds from the stock offering, after deducting underwriting discounts, commissions, and expenses, are $95,153 which is reported in the consolidated statement of shareholders’ equity.
Furthermore, during the year ended December 31, 2007, a total of 914,612 Class W, 188,744 Class Z and 700,000 Class B warrants were exercised at a price of $5.00 per share, resulting in net proceeds to the Company of $8,667, which is reported in the consolidated statement of shareholders’ equity.
The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of December 31, 2006. Following the issuance of the shares pursuant to the completed offering on October 30, 2007 described above, as well as the exercise of 1,803,356 of Class W, Class Z and Class B warrants, the aggregate number of outstanding shares of common stock as of December 31, 2007 was 20,743,456.
During the three-month period ended March 31, 2009, no warrants and options were exercised. As of March 31, 2009, there were 21,171,329 shares of common stock, 786,265 Class W and 1,655,006 Class Z warrants issued and outstanding. As of March 31, 2008, the issued and outstanding shares of common stock were 20,743,456, Class W warrants were 914,138 and Class Z warrants were 1,655,006.

On March 27, 2008, the Company filed with the U.S. Securities and Exchange Commission a universal shelf registration statement on Form F-3 for the purpose of undertaking possible capital raises in the future. Included in this universal shelf registration statement are various securities of the Company, including common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units, which the Company may determine to offer in the future, from time to time, based on market conditions and the Company’s capital needs. The Company received a limited waiver from the underwriters of its October 2007 public offering for the lock-up covenant of the underwriting agreement for purposes of filing the Form F-3 and confirmed that no offers or sales of “lock-up securities” (as defined in the underwriting agreement) would be made before April 21, 2008, the date the lock-up period expired. Though waived, the covenant was honored.
Common Stock Dividends
Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, in the first quarter of 2009, our Board modified our dividend policy so that we would pay quarterly cash dividends equal to 50% of our distributable cash flow, which is our cash from operations during the previous quarter after expenses and reserves for scheduled dry-dockings, intermediate and special surveys and other purposes, including possible acquisitions, as our board of directors may determine from time to time are required, and after taking into account any other cash needs. In light of the current economic conditions, the Board determined that no cash dividend would be paid in February 2009. Further, the waiver we have received from FBB restricts our ability to pay dividends during the waiver period, which ends January 10, 2010. Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, FBB would provide any required consent. In addition, even if we were to receive consent to the payment of dividends, in light of the current worldwide economic conditions, there can be no assurances that we will be able to resume payment of dividends.
15. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statements of operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source gross transportation income is subject to certain income taxes (section 887), with exemption from such tax allowed under certain conditions (section 883). All the Group’s ship-operating subsidiaries satisfy the initial criteria for such exemption. It is not clear, however, whether they will be entitled to the benefits of Section 883 for the three-month period ended March 31, 2009. The Company does not anticipate, nevertheless, that a material amount of United States federal tax would be owed in the event that the Company does not qualify for the benefits of Section 883 for the years 2009 and beyond.